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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33009

Britton & Koontz Capital Corporation
(Exact name of registrant as specified in its charter)

500 Main Street, Natchez, Mississippi 39120
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $2.50 par value per share Common share purchase rights
(Title of each class of securities covered by this Form)

n/a
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	452

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 20, 2012	By:	/s/ W. Page Ogden

* Explanatory Note: The registrant is a bank holding company and the securities as to which this certification applies is held of record by fewer than 1,200 persons.  The registrant is relying in this Form 15 on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, and on guidance issued by the staff of the Securities and Exchange Commission to terminate registration of its common stock under Section 12(g)(4).

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